

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 23, 2005

Mr. Landy L. Fullmer
Chief Financial Officer
APCO Argentina Inc.
One Williams Center
Mail Drop 26-4
Tulsa, OK 74172

> **Re: APCO Argentina Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 14, 2005**
> **Response Letter Dated, August 4, 2005**
> **File No. 0- 08933**

Dear Mr. Fullmer:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Consolidated Statements of Income, page 27

1. We note that you have included "Equity income from Argentine investments" as a component of revenues. Please tell us why you believe this presentation is appropriate. Please refer to Rule 5-03(b)(1) of Regulation S-X.

Unaudited Supplemental Oil and Gas Information, page 38

2.   We note that you have not presented separately, the company's share of equity method investees' oil and gas producing activities. Please refer to Appendix A, of SFAS 69 and modify your disclosures to comply with SFAS 69 as written.

Engineering Comments

Unaudited Supplemental Oil and Gas Information, page 38

      Oil and Gas Reserves, page 38

            Natural Gas, page 39

3.   We note the footnote stating that the positive revision of 18.5 BCF in 2002 was for estimated future fuel usage to be consumed in field operations. Please explain to us why this amount is almost 28% of your total reported proved gas reserves. Also, tell us how you valued these reserves in the Standardized Measure.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Stertzel at (202) 551-3723 or Jill Davis, Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

      Sincerely,

      H. Roger Schwall
      Assistant Director